UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

ECHOSTAR CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

278768 106

(CUSIP Number)

Dean A. Manson

Executive Vice President, General Counsel and Secretary

EchoStar Corporation

100 Inverness Terrace E.

Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	Name of Reporting Person Charles W. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,514,523 VOTING SHARES (1) 920,000 SIXTY DAY SHARES (2)

	8.	Shared Voting Power 11,770 OTHER SHARES (3)

	9.	Sole Dispositive Power 27,514,523 VOTING SHARES (1) 920,000 SIXTY DAY SHARES (2)

	10.	Shared Dispositive Power 11,770 OTHER SHARES (3)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 28,446,293

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 39.1% (4)

14.	Type of Reporting Person IN

(1)  “Voting Shares” include all shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 700,658 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Employee Savings Plan (the “DISH 401(k) Plan”); (iii) 6,122 shares of Class A Common Stock beneficially owned by Mr. Ergen as custodian for one of his children; and (iv) 26,804,038 shares of Class B Common Stock beneficially owned directly by Mr. Ergen.

(2)  “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3)  “Other Shares” represent: (i) 47 shares of Class A Common Stock beneficially owned by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mr. Ergen’s children; and (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares investment control and voting power with Mrs. Ergen.

(4)  Based on 44,941,806 shares of Class A Common Stock outstanding on November 25, 2015 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to beneficially own would be approximately 30.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 51.6% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of the Preferred Tracking Shares as defined and referenced in Item 5 below).

Item 2.	Identity and Background

Item 2 is amended and restated as follows:

Mr. Ergen’s principal occupation is Chairman of EchoStar and Chairman, President and Chief Executive Officer of DISH Network Corporation (“DISH Network”), and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112.  Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Mr. Ergen contributed 9,000,000 shares of Class B Common Stock to the Ergen Three-Year-Year 2015 SATS GRAT (the “2015 GRAT”) on November 30, 2015.  Mr. Ergen established the 2015 GRAT for estate planning purposes.  Under the trust agreement establishing the 2015 GRAT, Mr. William R. Gouger will serve as trustee of the 2015 GRAT and will hold sole voting and investment power over the 9,000,000 shares of Class B Common Stock held by the 2015 GRAT, except as set forth in Item 6 below.  Mr. Ergen receives an annual annuity amount from the 2015 GRAT under the trust agreement governing the 2015 GRAT.  Members of Mr. Ergen’s family are the beneficiaries of the 2015 GRAT.  The 2015 GRAT is scheduled to expire on November 30, 2018.

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from the Ergen Five-Year 2010 SATS GRAT (the “2010 Five-Year GRAT”) under the trust agreement governing the 2010 Five-Year GRAT, assuming that the 2010 Five-Year GRAT has not expired.  The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution.  In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of the 2010 Five-Year GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by the 2010 Five-Year GRAT.  On November 30, 2015, the 2010 Five-Year GRAT distributed (i) 380,240 shares of Class B Common Stock held by the 2010 Five-Year GRAT to Mr. Ergen as an annuity payment, and (ii) the remaining 1,076,458 shares of Class B Common Stock held by the 2010 Five-Year GRAT to a trust, the beneficiaries of which are members of Mr. Ergen’s family.  On November 30, 2015, the 2010 Five-Year GRAT expired in accordance with its terms.

On November 30, 2015, Mr. Ergen gifted 2,604 shares of Class A Common Stock at a price of $0 per share to certain members of his family.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)  This filing is for the share holdings of Mr. Ergen as of the close of business on November 30, 2015.  See Items 11 and 13 of the cover page to this Amendment No. 12 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by Mr. Ergen.  Mr. Ergen’s beneficial ownership of shares of Class A Common Stock excludes: (A) 9,000,000 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by the 2015 GRAT; (B) 7,074,796 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by the Ergen Three-Year 2014 SATS GRAT (the “2014

GRAT”); and (C) 4,809,845 shares of Class A Common Stock, including 4,808,205 issuable upon conversion of shares of Class B Common Stock, which are held by certain trusts established by Mr. Ergen for the benefit of his family.   By virtue of Mr. Ergen’s beneficial ownership of 81.8% of the voting power of DISH Network (based upon the Proxy Statement filed by DISH Network with the SEC on September 22, 2015), Mr. Ergen is deemed to be the indirect beneficial owner of 6,290,499 shares of Hughes Retail Preferred Tracking Stock (the “Preferred Tracking Shares”), issued by EchoStar to a subsidiary of DISH Network.  Mr. Ergen disclaims beneficial ownership of the Preferred Tracking Shares except to the extent of his pecuniary interest therein.

(b)  See Items 7 through 10 of the cover page to this Amendment No. 12 for the number of shares of Class A Common Stock beneficially owned by Mr. Ergen as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  Mr. Ergen has not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than (i) as described herein; and (ii) the exercise by Mr. Ergen of an option to purchase 500,000 shares of Class A Common Stock at an exercise price of $29.54 on November 30, 2015.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The trust agreements for the each of the 2014 GRAT and the 2015 GRAT each contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2014 GRAT or the 2015 GRAT, respectively, unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of each of the 2014 GRAT and the 2015 GRAT, will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2014 GRAT and the 2015 GRAT, respectively.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of EchoStar such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2014 GRAT or the 2015 GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated May 30, 2014 and November 30, 2015; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: December 1, 2015	/s/ Charles W. Ergen
Charles W. Ergen

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)